UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

AXA
(Name of Issuer)
Ordinary Shares (Euro 2.29 nominal value per share)
(Title of Class of Securities)

Not applicable
(CUSIP Number)

April 24, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	13G	Page 2 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
BNP Paribas SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)

(b) X

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
France
NUMBER OF	5	SOLE VOTING POWER -0 -
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER -118,772,444-
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -118,772,444-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -118,772,444-
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12		TYPE OF REPORTING PERSON BK, HC

CUSIP No. N/A	13G	Page 3 of 7 Pages

Item 1.
(a)	Name of Issuer: AXA
(b)	Address of Issuer’s Principal Executive Offices: 25, avenue Matignon - 75008 Paris - France
Item 2.
(a)	Name of Person Filing: BNP Paribas SA
(b)	Address of Principal Business Office: 16, boulevard des Italiens - 75009 Paris - France
(c)	Citizenship: France
(d)	Title of Class of Securities: Ordinary Shares
(e)	CUSIP Number: Not Applicable
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b)	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	Investment company registered under Section 8 of the Investment Company Act (15 (U.S.C. 80a-8)

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	Group in accordance with §240.13d-1(b)(1)(ii)(J)

CUSIP No. N/A	13G	Page 4 of 7 Pages

Item 4.	Ownership
(a)	Amount Beneficially Owned: See response to Item 9 on page 2.
(b)	Percent of Class: See response to Item 11 on page 2.

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See response to Item 5 on page 2.
(ii) Shared power to vote or to direct the vote: See response to Item 6 on page 2.
(iii) Sole power to dispose or to direct the disposition of: See response to Item 7 on page 2.
(iv) Shared power to direct the disposition of: See response to Item 8 on page 2.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company See Schedule I.
Item 8.	Identification and Classification of Members of the Group Not Applicable
Item 9.	Notice of Dissolution of Group Not Applicable

CUSIP No. N/A	13G	Page 5 of 7 Pages

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 2006

BNP PARIBAS SA
By: /s/ Olivier Hérès Name: Olivier Hérès Title: Group Finance and Development, Financial Management

CUSIP No. N/A	13G	Page 6 of 7 Pages

Schedule I

This Schedule 13G is being filed by BNP Paribas SA (the “Bank”), a French société anonyme, on behalf of itself and its wholly-owned subsidiaries listed below. As of April 24, 2006, the Bank and the subsidiaries below owned shares in AXA as follows:

Number of Shares
BNP Paribas Arbitrage	1,531,720
BNP Paribas Assurances	3,470,275
BNP Paribas SA	108,587,465
BNP Paribas Securities Services	1,724,751
Financière BNP Paribas	3,458,233

TOTAL	118,772,444

CUSIP No. N/A	13G	Page 7 of 7 Pages

EXHIBIT 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13G (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of May 3, 2006.

BNP PARIBAS SA

By: /s/ Olivier Hérès

Name: Olivier Hérès

Title: Group Finance and Development, Financial Management

BNP PARIBAS ARBITRAGE

By: /s/ Yann Gérardin

Name: Yann Gérardin

BNP PARIBAS ASSURANCES

By: /s/ Eric Lombard

Name: Eric Lombard

Title: CEO

BNP PARIBAS SECURITIES SERVICES

By: /s/ Jean-Marc Pasquet

Name: Jean-Marc Pasquet

Title: Member of the Management Board

FINANCIÈRE BNP PARIBAS

By: /s/ Marie-Françoise Walbaum

Name: Marie-Françoise Walbaum